STEPHEN A. ZRENDA, JR., P.C.
ATTORNEYS AND COUNSELORS AT LAW
5700 NW 132nd STREET
OKLAHOMA CITY, OK 73142-4430

Stephen A. Zrenda, Jr., Esq.	Telephone (405) 721-7300
Kenneth M. Stoner, Esq.	Fax (405) 721-7310	Alanna Horner, Legal Assistant
Perry R. Tirrell, Esq.	eFax (915) 975-8003

August 11, 2008

Mrs. Joanna Lam
U.S. Securities Exchange Commission
Division of Corporate Finance
VIA EDGAR

Re:	Nilam Resources, Inc., Commission file number 333-135980; Response to Comment Letter of July 15, 2008.

Dear Mrs. Lam,

The following responses are respectfully submitted to your comment letter dated July 15, 2008, in connection with Nilam Resources, Inc.’s (the “Company”) 10QSB for the quarter ended January 31, 2008 filed with the U.S. Securities and Exchange Commission (the “Commission”).  The following responses numerically correspond to the comments of the Commission.

10-QSB for Fiscal Quarter ended January 31, 2008

Financial Statements

1. Note 4 – Stockholders Equity, page 11

The shares issued to Mr. Grewal and Mr. Demelt were both valued at the recent trading value as quoted on the OTC BB.  The shares were fully vested upon initial transfer. There were no provisions which compelled the transfer of shares from one officer/director to another officer/director.  The transfers were an individual discretionary decisions made between the transferors and the transferees.

Proposed Sample Disclosure –

During November 2007, two of the Company’s officers contributed 30,000,000 shares of common stock to two new officers.  The transactions were accounted for as a contribution of capital to the Company and an issuance of stock for services under SFAS 123R.  The Company recorded a value of $3,000,000 based on the fair value of the stock on the grant date.

2.  Recently Issued Units (Stocks and Warrants)

The counterparties to the December 3, 2007 and January 2, 2008 Unit purchases were officers and directors of the Company and associates of the officers and directors.  We propose to amend our January 4, 2008 Current Report Form 8-K to state “The units were purchased by individuals who are officers and directors of the Company and associates of the officers and directors.”

The counter parties to the December 2007 and January 2008 were as follows;

Mr. Len DeMelt, Director, purchased 215,146 units.

Mr. Alain Vachon, the President of the Company, purchased 19,685 units. The following investors were brought to the company by Mr. Alain Vachon.

Real Tremblay, an in-law relative of Alain Vachon, purchased 19,685 units;Gordon Bub, a prior professional colleague of Alain Vachon, purchased 49,212 units.

The following investors were brought to the Company by Mr. Vare Grewal, Director, Treasurer and Secretary.  Mr. Grewal explains that the following are either associates of his or friends of his associates;

CharlesKeng WuiWah purchased 20,000 units; Mr. Hai Chaw Wah and Mrs. Siew TshimWah purchased 40,000 units jointly; Dinah Purewal purchased 49,875 units; Samuel andMaryGrace Ang collectively purchased 19,870 units; Christopher Warren purchased 9,935 units; Dave Marsden purchased 9,935 units; Kuldip Garcha purchased 9,935 units; Ujagar Gill purchased 39,860 units; Pooja Panwar purchased 19,851 units; Suman Chand purchased 15,880 units;

All of the aforementioned are still relatives, associates or acquaintances of the respective individuals who brought that shareholder to the Company.   On June 12, 2008, Mr. Vare Grewal resigned from all of his positions within the Company.

On March 3, 2008 the Company issued a press release explaining that it had arranged a private placement of 789,473 units at a price of $1.90 per unit, each unit consisting of one common share and one full share purchase warrant.  On March 3, 2008, the high and low bid price as quoted on the OTC BB, was $1.85 and $2.04 respectively.  The closing bid price was $2.03, with volume of approximately 170,000 shares.

The counter party to that announced private placement transaction was Trafalgar Capital Specialized Investment Fund, FIS, a subsidiary Trafalgar Capital Advisors, LLC. (“Trafalgar”) located 18851 NE 29th Avenue, Ste. 306, Aventura, Florida, 33180.  The managing director of Trafalgar was Mr. Robert Press.  Trafalgar was introduced to the company by associates of Mr. Vare Grewal, who at the time was serving the Company as Treasurer, Secretary and Director.

In determining the offering price for the 2007 November/December offerings and the 2008 March offering, the Company’s management considered matters such as the financial condition of the Company, their internal estimates of the business potential of the Company, the present state of development of the Company's business, the general condition of the mining market and the non-liquid nature of securities to be sold.  Accordingly, the offering price was more arbitrary rather than a direct indication of the actual value of the Company.  As is common with small development stage companies, the offering prices selected by the management bore little relationship to the assets, book value, earnings or net worth of the Company.

The Company shall file an amended form 10KSB and 10QSB to satisfy all the applicable disclosure requirements upon resolving the above comments to the satisfaction of the Commission.  Further, the company acknowledges that a) it is responsible for the adequacy and accuracy of the disclosure in the filing; b) staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and c) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  Please contact us should you have further comment.

Very truly yours, STEPHEN A. ZRENDA, JR., P.C. /s/ Kenneth M. Stoner Kenneth M. Stoner Attorney for Nilam Resources, Inc.

cc:	Webb & Company, P.A., Auditor Alain Vachon, President Len DeMelt, Director Vare Grewal, former Director and Officer

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